Exhibit 99.1

Chartered Semiconductor Manufacturing Ltd. (Regn. No.: 198703584-K ) www.charteredsemi.com	880 N. McCarthy Blvd., Ste. 100 Milpitas, California 95035 Tel: (1) 408.941.1100 Fax: (1) 408.941.1101	60 Woodlands Industrial Park D Street Two Singapore 738406 Tel: (65) 6362.2838 Fax: (65) 6362.2938
 N e w s  R e l e a s e

Investor Contacts:
Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Lim Li Chuen (65) 6360.4060 lclim@charteredsemi.com

Media Contacts: Chartered U.S.: Tiffany Sparks (1) 408.941.1185 tiffanys@charteredsemi.com	Chartered Singapore: Celestine Lim (65) 6360.4017 celestinelim@charteredsemi.com
CHARTERED UPDATES GUIDANCE FOR FIRST QUARTER
SINGAPORE — March 9, 2009 — Today, in a mid-quarter update, Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT and SGX-ST: CHARTERED) revised its first quarter 2009 guidance, which was originally provided on January 30, 2009.
“For the first quarter, our current outlook for revenues and revenues including our share of SMP is in line with our previous guidance. As the quarter is progressing, our business seems to be stabilizing with wafer starts for second quarter shipments showing increases due to additional orders from customers, compared to our view in January. This is expected to result in lower cost per wafer during the first quarter due to higher production volumes over which fixed costs are allocated. Therefore, we are now expecting our net loss to improve approximately $20 million, compared to our previous guidance. While we are seeing this improvement in customer orders, the macroeconomic environment continues to be challenging and business visibility remains limited,” said George Thomas, senior vice president & CFO of Chartered.
Chartered plans to release first quarter 2009 results on Friday, April 24, 2009, Singapore time, before the Singapore market opens. Chartered’s original guidance for first quarter 2009 was published in the Company’s fourth quarter 2008 earnings release dated January 30, 2009, which can be found on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, Earnings Releases section.

The revised outlook for first quarter 2009 is as follows:

	4Q 2008
		January 30 Guidance	Revised Guidance
	Actual	Midpoint/Range	Midpoint/Range
Revenues	$351.7M	$238M, ± $6M	$238M, ± $6M
Revenues including Chartered’s share of SMP	$359.0M	$246M, ± $7M	$246M, ± $7M
ASP (a)	$909	$932, ± $20	$932, ± $20
ASP including Chartered’s share of SMP (a)	$907	$933, ± $25	$933, ± $25
Utilization	59%	37%, ± 3%	37%, ± 3%
Gross profit	$13.8M	($64M), ± $6M	($44M), ± $6M
Net income (loss)	($114.0M)	($147 M), ± $5M	($127 M), ± $5M
Basic earnings (loss) per ADS (b)	($0.46)	($0.59), ± $0.02	($0.51), ± $0.02

(a)	Eight-inch equivalent wafers.

(b)	Basic earnings (loss) per ADS is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares, projected to be approximately $2.6 million in first quarter 2009.
About Chartered
Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 65 nanometer (nm), enabling today’s system-on-chip designs. The company further serves its customers’ needs through a collaborative, joint development approach on a technology roadmap that extends to 22nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement strategies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and five 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our business stabilizing, wafer starts for second quarter shipments increasing due to additional orders from customers and the revision of our guidance for 1Q09 results reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are decreased consumer confidence, credit crisis, financial market turmoil and the deteriorating macro economic conditions in the United States as well as globally; changes in the demands from our customers; demand and supply outlook in the semiconductor market; competition from existing foundries and new foundry companies resulting in pricing pressures; excess inventory, life cycle, market outlook and trends for specific products; products mix; unforeseen delays, interruptions, performance level of our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix; the successful integration of Fab 3E operations into our operations; unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM and the other joint development partners); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our 2008 annual report on Form 20-F filed with the US SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
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